NATIONWIDE LIFE INSURANCE COMPANY

ONE NATIONWIDE PLAZA

COLUMBUS, OHIO 43215-2220

CHILDREN’S TERM INSURANCE RIDER

PLEASE READ THIS RIDER CAREFULLY

Term insurance is involved. The Suicide and Incontestability periods of this Rider begin on the Rider Effective Date and will be different from those of the Policy if this Rider is elected after the Policy Date.

General Information Regarding this Rider

This Children’s Term Insurance Rider (“Rider”) is made part of the Policy to which it is attached on the Rider Effective Date.

This Rider has no cash value except as provided in the Paid-Up Term Insurance Benefit section and has no loan value. This Rider does not modify the Specified Amount, or any cash or loan value of the Policy.

To the extent any provisions contained in this Rider are contrary to or inconsistent with those of the Policy to which it is attached the provisions of this Rider will control the Policy accordingly. Terms not defined in this Rider have the meaning given to them in the base Policy.

Purpose

The purpose of this Rider is to provide term life insurance on each Insured Child.

Defined Terms used in this Rider

The following definitions apply to coverage under this Rider.

Insured Child – A natural child, stepchild, or legally adopted child of the Insured who:

1.	is at least 14 days old;

2.	was less than 22 years of age on the most recent Policy Anniversary, and:

a.	is named in the application for this Rider and is less than 18 years of age on the date the application is signed; or

b.	after the date of application for this Rider, is born to the Insured, or is legally adopted or acquired as a stepchild by the Insured prior to the Insured Child’s 18th birthday; and

3.	has not been excluded under the Reinstatement section or converted their coverage under the Right of Conversion section.

Rider Beneficiary – The person entitled to receive the Rider Specified Amount upon the death of each Insured Child. Unless otherwise designated by you, the Rider Beneficiary will be the Insured under the base Policy, if living; otherwise the deceased Insured Child’s estate.

Rider Effective Date – The Coverage Start Date stated in the Policy Specification Pages for this Rider.

Rider Specified Amount – The elected dollar amount of the benefit payable to the Rider Beneficiary on the death of an Insured Child. The Rider Specified Amount is stated in the Policy Specification Pages.

Suicide

If the Insured commits suicide within two years of the Rider Effective Date, the term life insurance this Rider provides may be converted as stated in the Right of Conversion section.

If an Insured Child commits suicide within two years of the Rider Effective Date, we will only pay a sum equal to the cost of insurance charges deducted for this Rider prior to the date of death.

Incontestability

After this Rider has been In Force during the lifetime of the Insured for two years from the Rider Effective Date or a reinstatement date, we will not contest it for any reason.

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Misstatement of Age or Sex

No adjustment will be made for misstatement of an Insured Child’s age or sex, except in the case of a misstatement that results in the child not being covered on their date of death. If this occurs and the Insured no longer has any eligible children, we will not pay the Rider Specified Amount. Instead, we will pay a death benefit equal to the monthly charge paid for this Rider since the Policy Anniversary on or next following the Insured Child’s 22nd birthday.

Reinstatement

If the Policy to which this Rider is attached is reinstated, then this Rider may be reinstated at the same time. Evidence of insurability, satisfactory to us, will be required for each child to be covered. If we are not satisfied with the evidence of insurability furnished as to any child, we may, upon reinstating this Rider, exclude such child from coverage by endorsement. No benefits will be payable as a result of the death of any child if such death occurred after the end of the grace period and before the date of reinstatement.

Rider Charge

The monthly charge for this Rider is equal to the Rider Specified Amount multiplied by the applicable monthly cost of insurance rate, divided by $1,000.

The cost of insurance rate will never exceed the Children’s Term Insurance Rider’s Guaranteed Maximum Cost of Insurance Per $1,000 of Rider Specified Amount Charge Rates stated in the Policy Specification Pages.

The Rider charge will not change as the number of children insured under this Rider changes.

The Rider charge for this Rider will be included in the Policy’s monthly deduction as long as this Rider is In Force.

Benefits Provided by this Rider

This Rider provides level term life insurance on each Insured Child. If an Insured Child dies while coverage under this Rider is In Force, the Rider Beneficiary will receive the Rider Specified Amount, subject to the Suicide, Incontestability, and Misstatement of Age or Sex sections.

The Rider Specified Amount becomes payable when we receive the following at our Home Office:

1.	Proof of Death for an Insured Child; and

2.	unless previously provided with an application, proof of relationship between the Insured Child and the Insured (certified records of birth, adoption, and/or marriage, as applicable).

Coverage for an Insured Child ends on the earliest of:

1.	the Policy Anniversary on or next following the Insured Child’s 22nd birthday;

2.	the date an Insured Child converts his or her coverage under the Right of Conversion section of this Rider; or 3. the date this Rider terminates under the terms of the Termination section.

If an Insured Child dies during a grace period, we will pay the Rider Specified Amount reduced by the amount of the unpaid Rider charges through the Policy month in which the Insured Child died. No benefit will be paid under this Rider if an Insured Child dies after coverage ends.

Paid-Up Term Insurance Benefit

Subject to the Suicide and Incontestability sections of this Rider, upon our receipt of Proof of Death for the Insured while this Rider is In Force, each Insured Child will be issued a paid-up term life insurance policy that has a cash value.

The amount of coverage for each Insured Child will be equal to the Rider Specified Amount. This paid-up term insurance will remain In Force until the earliest of:

1.	the Policy Anniversary on which the Insured Child reaches Attained Age 22;

2.	the Policy Anniversary on which the Insured would have reached Attained Age 65; or

3.	the date on which the Policy to which this Rider is attached was scheduled to mature.

The cash value of the paid-up term insurance at any time will be what it would cost, as a net single premium, to buy the remaining insurance at the Attained Age of each Insured Child respectively. The cash value is based on the mortality table and interest rate stated in the Policy Specification Pages, and the assumption that death benefits will be paid immediately. The cash value within thirty-one days after a Policy Anniversary shall not be less than the value as of that Policy Anniversary. Cash value information for this Rider will be furnished on request.

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Right of Conversion

The term life insurance on an Insured Child may be converted to a level Premium, level benefit, permanent plan of whole life insurance that we are selling at the time of conversion. Evidence of an Insured Child’s insurability is not required for conversion. The plan of insurance converted to for each Insured Child must be in an amount that is at least the minimum required by the new policy but which does not exceed the lesser of five times the Rider Specified Amount at the time of the conversion or $50,000.

Conversion may be requested for:

1.	the date this Rider terminates according to the Termination section; or

2.	one of the following dates while this Rider is In Force:

a.	the date the Insured Child marries; or

b.	the Policy Anniversary on or next following the Insured Child’s 18th or 22nd birthday.

Any new policy issued under the right of conversion is subject to the following conditions:

1.	the application for conversion must be received within thirty-one days of a date on which conversion is permitted;

2.	the first Premium for the new policy must be received with the application for conversion;

3.	the Premium for the new policy will be based on the rates In Force on the date of conversion;

4.

the same rate class and rate type as this Rider, unless you request underwriting, and the Attained Age of the Insured Child whose coverage is converted will be used in determining the Premium for the new policy; and

5.	no supplemental benefits or additional coverage may be added without evidence of the Insured Child’s insurability and our consent.

The effective date of the new policy will be the date of conversion. The incontestability and suicide periods of the new policy will start on the Rider Effective Date of this Rider. We will always make available a plan of insurance to which an Insured Child may convert.

Extended Coverage

We will pay a death benefit equal to the amount which would have been payable had the term insurance been In Force, if any Insured Child dies within thirty-one days after his or her coverage under this Rider terminates and before any new policy provided by the Right of Conversion section becomes effective.

Termination

You may terminate this Rider by written request to us. Termination by written request will be effective the Policy Monthaversary on or next following receipt at our Home Office. In order to terminate this Rider, we have the right to require return of this Rider and the Policy to which it is attached for endorsement. This Rider also terminates on the earliest of the following dates:

1.	the date the Policy to which this Rider is attached terminates; or

2.	the Policy Anniversary on which the Insured reaches Attained Age 65.

Important Notice Regarding Termination of this Rider

This Rider will not terminate automatically when the Insured’s youngest child becomes too old to be covered. We generally have no way of knowing how many eligible children have been born to, or adopted or acquired by, the Insured since application for this Rider was made, therefore, this Rider’s coverage and cost will continue until it has been terminated. If the Insured no longer has (or expects to have) eligible children, it is his/her responsibility to decide if and when to initiate termination of this Rider.

Secretary	President

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